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SEC FILE NUMBER
8-70970

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FCA Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

240 Saint Paul Street, Suite 400
(No. and Street)

Denver	CO	80206
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kimberly Ryan	248-224-8713	kryan@compliance-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd, Suite 404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kimberly Ryan , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FCA Capital Markets, LLC , as of December 31 , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Kimberly Ryan Digitally signed by Kimberly Ryan
Date: 2026.02.12 15:37:31 -05'00'

Title:

Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FCA Capital Markets LLC
(A Limited Liability Company)

Financial Statements and Supplemental Schedules
pursuant Rule 17a-5 under the Securities Exchange Act of 1934
For the year ended December 31, 2025

FCA Capital Markets LLC
(A Limited Liability Company)
December 31, 2025

CONTENTS

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 · Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Members of FCA Capital Markets, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of FCA Capital Markets, LLC as of December 31, 2025, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of FCA Capital Markets, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of FCA Capital Markets, LLC's management. My responsibility is to express an opinion on FCA Capital Markets, LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to FCA Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the FCA Capital Markets, LLC's financial statements. Supplemental Information is the responsibility of the FCA Capital Markets, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on Supplemental Information, I evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



Brian W. Anson
Certified Public Accountant
I have served as FCA Capital Markets, LLC 's auditor since 2023.
Tarzana, California
January 27, 2026

FCA Capital Markets LLC
(A Limited Liability Company)
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	318,203
FINRA Flex-Funding Account		833
TOTAL ASSETS	**$**	**319,036**

Liabilities and Member's Equity

Due to Forum Investment Group (Note 4)	$	24,525
Total Liabilities		24,525
Member's Equity		294,511
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**319,036**

See accompanying notes to financial statements

FCA Capital Markets LLC
(A Limited Liability Company)
Statement of Income (Loss)
Year Ended December 31, 2025

Revenue

Income	0
Total Revenue	**$ 0**

Expenses

Professional fees	$	78,975
Regulatory fees		1,419
Audit fees		8,000
Accounting & Finance allocation		18,000
Legal allocation		24,000
Other expenses		270
Total Expenses	**$**	**130,664**
NET INCOME (LOSS)	**$**	**(130,664)**

See accompanying notes to financial statements

FCA Capital Markets LLC
(A Limited Liability Company)
Statement of Changes in Member's Equity
Year Ended December 31, 2025

Member's equity, December 31, 2024	$	425,175
Net income (loss)		(130,664)
Member's equity, December 31, 2025	**$**	**294,511**

See accompanying notes to financial statements

FCA Capital Markets LLC
(A Limited Liability Company)
Statement of Cash Flows
Year Ended December 31, 2025

Cash Flows from Operating Activities

Net income (loss)	$ (130,664)
Adjustments to reconcile net income (loss) to net cash	
Provided by (used in) operating activities:	
Prepaid expenses	(201)
Net cash provided by (used in) operating activities	(130,865)

Cash flows from Financing Activities

Due to Forum Investment Group	7,025
Net cash provided by (used in) financing activities	7,025
Net increase (decrease) in cash	(123,840)
Cash at beginning of year	442,043
CASH AT END OF YEAR	**$ 318,203**

Cash paid for:

Interest expense	$ 0
Income taxes	0

See accompanying notes to financial statements

5

FCA Capital Markets LLC
(A Limited Liability Company)
Notes to Financial Statements
December 31, 2025

Note 1 – <u>Organization and Nature of Business</u>

FCA Capital Markets LLC (the "Company") was formed as a limited liability company in the State of Delaware on June 27, 2022. The Company is approved as a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to distribute/market investment products for Forum Capital Advisors LLC, Forum Real Estate Group, LLC and Primark Capital. The Company does not hold customer funds or safeguard customer securities.

Note 2 - <u>Significant Accounting Policies</u>

Basis of Presentation

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United State of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it receives any engagement and retainer fees and satisfies its performance obligations, typically achieved upon the successful closing of one or more transactions under the contract with the respective customer. The company did not earn any fees for the year ended December 31, 2025.

Income Taxes

For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to audit by the taxing agencies for years ending December 31, 2022, 2023, and 2024.

Note 2 –Significant Accounting Polices (continued)

Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2025.

Note 3 – Net Capital Requirements

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $293,678, which was in excess of the minimum $5,000 by $288,678. The Company's ratio of aggregate indebtedness was 8.35%, which is less than the maximum ratio of 1500%. The aggregate indebtedness was $24,525, which resulted in a minimum net capital required of $5,000.

Note 4 – <u>Related Party Transactions</u>

The Company has an expense sharing agreement with its affiliate Forum Investment Group to share accounting, finance and legal expenses. The amount of expense sharing during the twelve months ended December 31, 2025 was $42,000. This amount is included in Accounting & Finance Allocation and Legal Allocation on the Statement of Operations. At December 31, 2025 the Company had $24,525 due to Forum Investment Group related to this expense sharing agreement.

Note 5 – <u>Segment Reporting</u>

The Company is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its Principal Operations Officer as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 6 – <u>Going Concern</u>

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. Due to the current non-revenue producing status, management has received assurances from Forum Investment Group LLC (the "Parent") that the Parent has the wherewithal to, and will, infuse additional capital in the future should the Company need it to fund its operations.

Note 7 – <u>Contingencies</u>

As of December 31, 2025, the Company had no commitment, contingency, guarantee, litigation or other legal action that might result in a loss or a future obligation, as well as any claim of which the firm was aware that might be asserted against it as of the audit opinion date.

Note 8 – <u>Subsequent Events</u>

The Company's management has reviewed the results of operations for the period of time from its year end December 31, 2025 through January 27, 2026, the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred.

SUPPLEMENTAL INFORMATION

FCA Capital Markets LLC
(A Limited Liability Company)
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2025

Net Capital Computation

Member's equity qualified for net capital	$ 294,511
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	833
Total deduction and/or charges	833
Net Capital	$ 293,678
Aggregate indebtedness	
Accounts payable	24,525
Total aggregate indebtedness	$ 24,525
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 288,678
Ratio of aggregate indebtedness to net capital	.0835 to 1

The above computation does not materially differ from the computation of net capital under Rule 15c3-1 as of December 31, 2025 as filed by DASTA Financial, LLC on January 13, 2026 on Form X-17A-5 Part IIA.

See accompanying report of independent registered public accounting firm.


Schedule II

FCA Capital Markets LLC
(A Limited Liability Company)
Computation for Determination of Reserve Requirements
Under15c3-3 and Information for Possession or Control
Requirements Under Rule 15c3-3
December 31, 2025


The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote 74 SEC Release 34-70073 and therefore is not subject to the Rule.

See accompanying report of independent registered public accounting firm.

FCA Capital Markets LLC
(A Limited Liability Company)
Information Relating to Possession or Control Requirements
Under Rule 15c3-3(b) of the Securities and Exchange Commission
December 31, 2025

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC release 34-70073 and therefore is not subject to the Rule.

See accompanying report of independent registered public accounting firm.

FCA Capital Markets LLC

Assertions Regarding Exemption Provisions

We, as members of the management of the Company, are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting firm, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the year ended December 31, 2025. The Company represents that it has not held customer fund or securities, did not carry account of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act Rule 15c3-3. The Company limits its business activities to merger and acquisition advisory services, private placement of securities, and other financial advisory services.

The Company has maintained compliance with the above throughout the year ended December 31, 2025, without exception.

Dated: January 27, 2026

FCA Capital Markets LLC

Kimberly Ryan
_____

Name: Kimberly Ryan

Chief Financial Officer/FinOp
_____

Title

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
FCA Capital Markets, LLC
Denver Colorado

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which FCA Capital Markets, LLC, stated that FCA Capital Markets, LLC's, business activities are limited to private placement of securities and mergers and acquisitions advisory services, and other financial advisory services, and that it has not held customer funds or securities and that FCA Capital Markets, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC staff on April 4, 2014. FCA Capital Markets, LLC also stated that it had maintained compliance with the above declaration throughout the most recent year ended December 31, 2025, without exception. FCA Capital Markets, LLC's management, is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about FCA Capital Markets, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.



Brian W. Anson
Certified Public Accountant
Tarzana, California
January 27, 2026